Rule 424(b)(2)
Registration Statement No. 333-131159
CUSIP 125577AW6; ISIN US125577AW67; Common Code 025765737

PRICING SUPPLEMENT NO. 9
Dated June 5, 2006 to
Prospectus, dated January 19, 2006 and
Prospectus Supplement, dated January 20, 2006

$1,000,000,000

CIT GROUP Inc.
$1,000,000,000 Floating Rate Senior Notes Due June 8, 2009

Joint Lead Managers

Credit Suisse	Deutsche Bank Securities	RBS Greenwich Capital

Co-Manager

Blaylock & Company, Inc.

Calculation of Registration Fee

Title of Each Class of Securities to be Registered	Amount to be Registered	Maximum Aggregate Offering Price	Amount of Registration Fee (1)

Floating Rate Senior Notes due June 8, 2009	$1,000,000,000	100.000%	$107,000

(1) This Registration Fee is calculated pursuant to Rule 457(o) under the Securities Act.

(X) Senior Notes	( ) Subordinated Notes

Principal Amount:	$1,000,000,000

Proceeds to Corporation:	99.85%, or $998,500,000.

Underwriters’ Commission:	0.15%, or $1,500,000.

Issue Price:	100.00%, or $1,000,000,000.

Original Issue Date:	June 8, 2006.

Maturity Date:

June 8, 2009, provided that if any such day is not a Business Day, the required payment of principal and interest will be made on the following day which is a Business Day as if it were made on the date this payment was due, and no interest will accrue as a result of this delayed payment.

Interest Rate Basis:	LIBOR Telerate.

Index Maturity:	Three months.

Spread:	+11 basis points (0.11%).

Interest Rate Calculation:	LIBOR Telerate determined on the Interest Determination Date plus the Spread.

Initial Interest Rate:	LIBOR Telerate determined two London Business Days prior to the Original Issue Date plus the Spread.

Specified Currency:	U.S. Dollars ($).

Delivery:	The Notes are expected to be delivered in book-entry form only, to purchasers through The Depository Trust Company, Clearstream and Euroclear, as the case may be, on or about June 8, 2006.

Form:	Global Notes.

Denominations:	The Notes will be issued only in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Interest Reset Dates:

Quarterly on March 8, June 8, September 8, and December 8 of each year, commencing on September 8, 2006, provided that if any such day would otherwise fall on a day that is not a Business Day, then the Interest Reset Date will be the next succeeding Business Day, except that if such Business Day is in the next succeeding calendar month, such Interest Reset Date will be the immediately preceding Business Day.

Interest Payment Dates:

Interest will be paid on the Maturity Date and quarterly on March 8, June 8, September 8, and December 8 of each year, commencing on September 8, 2006, provided that if any such day (other than the Maturity Date) is not a Business Day, then the Interest Payment Date will be postponed to the following day that is a Business Day, except that if such Business Day falls in the next succeeding calendar month, such Interest Payment Date will be the immediately preceding Business Day.

Accrual of Interest:

Accrued interest with respect to the Notes will be computed by adding the Interest Factors calculated for each day from the Original Issue Date or from the last date to which interest has been paid or duly provided for up to but not including the day for which accrued interest is being calculated. The “Interest Factor” for any Note for each such day will be computed by multiplying the face amount of the Note by the interest rate applicable to such day and dividing the product thereof by 360.

Interest Determination Date:	Two London Business Days prior to each Interest Reset Date.

Maximum Interest Rate for the Floating Rate Notes:	Maximum rate permitted by New York law.

Minimum Interest Rate for the Floating Rate Notes:	0.0%.

Exchange Listing:	None.

Other Provisions:

“LIBOR Telerate” means the rate for deposits in U.S. dollars having the Index Maturity specified above which appears on the Telerate Page 3750 (defined below) as of 11:00 a.m., London time, on the applicable Interest Determination Date.

“Telerate Page 3750” means the display page designated as page 3750 on the Moneyline Telerate service (or such other page as may replace page 3750 on that service for the purpose of displaying London Interbank Offered Rates).

“Business Day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation (including any executive order) to close in The City of New York, and a day that is also a London Business Day.

“London Business Day” means any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

Trustee, Registrar, Authenticating Agent, U.S. Calculation Agent and U.S. Paying Agent:	JPMorgan Chase Bank, N.A.

CUSIP:	125577AW6

ISIN:	US125577AW67

Common Code:	025765737.

PLAN OF DISTRIBUTION

          We have entered into a terms agreement, dated as of June 5, 2006, with the Underwriters named below. Subject to the terms and conditions set forth in the terms agreement, we have agreed to sell to each of the Underwriters, and each of the Underwriters has severally agreed to purchase, the principal amount of Notes set forth opposite its name below:

Underwriters of Notes	Principal Amount

Credit Suisse Securities (USA) LLC	$313,334,000
Deutsche Bank Securities Inc.	313,333,000
Greenwich Capital Markets, Inc.	313,333,000
Blaylock & Company, Inc.	60,000,000

Total	$1,000,000,000

          We have been advised by the Underwriters that they propose initially to offer the Notes to the public at the public offering prices set forth on page one of this pricing supplement, and to certain dealers at a price less a concession not in excess of 0.9% of the principal amount of the Notes. The Underwriters may allow, and the dealers may reallow, a concession to certain other dealers not in excess of 0.5% of the principal amount of the Notes. After the initial public offering, the public offering prices and these concessions may be changed from time to time.

          The Notes are a new issue of securities with no established trading market. The Underwriters have advised us that they intend to make a market in the Notes, but the Underwriters are not obligated to do so and may discontinue any market making at any time without notice. The trading market for the Notes may not be liquid.

          The terms agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all the Notes if any are purchased.

          In connection with this offering, some or all of the Underwriters and their respective affiliates may engage in transactions that stabilize, maintain, or otherwise affect the market price of the Notes. Those transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M under the Securities Exchange Act of 1934, pursuant to which those Underwriters and affiliates may bid for or purchase Notes for the purpose of stabilizing the market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Notes in connection with this offering than they are committed to purchase from us. In that case, the Underwriters may purchase Notes in the open market following completion of this offering to cover their short position. Any of the transactions described in this paragraph may result in the maintenance of price of the Notes at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.

          Other than this pricing supplement, the accompanying prospectus and prospectus supplement, the registration statement of which they form a part and the issuer free writing prospectus (collectively, the “Offering Documents”) (each in electronic format as filed with the SEC), the information on any web site is not a part of the Offering Documents.

          Some or all of the Underwriters or their affiliates have provided and will in the future continue to provide banking and/or other financial services to CIT and its subsidiaries.

          The terms agreement provides that CIT will indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or contribute to payments the Underwriters may be required to make in respect thereof.

OFFERING RESTRICTIONS

          People’s Republic of China

          Each Underwriter has represented and agreed that it has not and will not circulate or distribute this pricing supplement in the People’s Republic of China (PRC) and it has not offered or sold, and will not offer or sell to any person for re-offering or resale, directly or indirectly, any Notes to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Hong Kong, Macau and Taiwan. Neither this pricing supplement nor any advertisement or other offering material may be distributed or published and no offer or sale of any Notes may be made in the PRC, except under circumstances that will result in compliance with applicable laws and regulations.

          The United Arab Emirates

          Each Underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any of the Notes in the United Arab Emirates, except (i) in compliance with all applicable laws and regulations of the United Arab Emirates, and (ii) through persons or corporate entities authorized and licensed to provide investment advice and/or engage in brokerage activity and/or trade in respect of foreign securities in the United Arab Emirates.